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January 24, 2005

                                                        ROSEMARIE A. THURSTON
                                                        404-504-7635
                                                        rthurston@mmmlaw.com
VIA EDGAR                                               www.mmmlaw.com


Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC  20549-1004
Attention:  Owen T. Pinkerton, Esq., Senior Counsel

       Re: Education Realty Trust, Inc.
           Pre-Effective Amendment No. 5 to Registration Statement on Form S-11 File No. 333-119264

Ladies and Gentlemen:

         On behalf of Education Realty Trust, Inc. (the "Company"), transmitted herewith for filing is the Company's Pre-Effective Amendment No. 5 (the "Amendment"), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-119264) (the "Registration Statement"), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated January 21, 2005, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

         We respond to the specific comments of the Staff as follows:

GENERAL

1. We note your disclosure on page 43 that you "expect that approximately 99.2% of [y]our estimated initial annual distribution will represent a return of capital for federal income tax purposes." Based on the material nature of this disclosure to investors, please revise the seventh bullet point risk factor on the coverpage, the second bullet point in the summary risk factor section on page 5 and your risk factor disclosure on page 35 to reflect this estimate of return of capital.

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Security and Exchange Commission
January 24, 2005
Page 2



         RESPONSE: The requested disclosure has been added to the cover page of the prospectus, the summary section on page 5 and the Risk factors section on page 35 in response to the Staff's comment. Please note that the Company has recalculated the percentage referenced in the Staff's comment, which is reflected in the aforementioned additional disclosure.


         We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7635.

                                        MORRIS, MANNING & MARTIN, LLP

                                        /s/ Rosemarie A. Thurston

                                        Rosemarie A. Thurston


cc:     Neil Miller, Esq., Division of Corporation Finance
        Mr. Joshua S. Forgione
        Ms. Donna Di Silvio, Accounting Branch Chief
        John A. Good, Esq.
        Marla F. Adair, Esq.
        Helen G. Woodyard, Esq.
        John A. Earles, Esq.